Exhibit 99.1

IR-195

J&R Acquires Stake in CNinsure

GUANGZHOU, China, July 1, 2015 (GLOBE NEWSWIRE) -- CNinsure Inc. (Nasdaq:CISG) (the "Company" or "CNinsure"), a leading independent online-to-offline financial services provider operating in China, today announced that Shaanxi J&R Firefighting Inc. (SZ:300116) ("J&R"), a leading manufacturer and supplier of fire protection and safety equipment in China, has entered into a share purchase agreement with Kingsford Resources Limited ("Kingsford"), a company owned by members of CNinsure's management, to acquire a stake in CNinsure.

Pursuant to the share purchase agreement, J&R will purchase from Kingsford 63,320,000 ordinary shares of CNinsure, the equivalent of 3,166,000 of the Company's American depositary shares ("ADSs"), for a total purchase price of approximately US$37.4 million in cash. The purchase price is equal to US$0.59 per ordinary share (the equivalent of US$11.8 per ADS) representing a 33.6 % premium above the June 30, 2015 closing price.

Upon the closing of the transaction, J&R will hold approximately 5.5% of CNinsure's outstanding shares. The closing is expected to take place within 60 days, and is conditional upon the satisfaction of customary closing conditions.

About J&R

J&R is a leading manufacturer and supplier of fire protection and safety equipment, including proprietary fire extinguishers and fire detection and alarm systems. J&R holds a number of intellectual properties, and its business network covers more than 20 provinces and municipal cities, serving a wide range of industries such as the mobile communication, petrochemical engineering, metallurgy, railroad, electric power and automobile industries. Headquartered in Xi'an, J&R was founded in 1999 and was listed on Shenzhen Stock Exchange in 2010 (SZ:300116). For more information, please visit http://www.xajr.com/.

About CNinsure Inc.

CNinsure Inc. is a leading independent online-to-offline financial service provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

IR-195

Our online platforms include (1) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; (2) CNpad, a mobile sales support application; (3) Chetong.net, a public service platform for the insurance industry and (4) eHuzhu (www.ehuzhu.com), the first non-profit online mutual aid platform in China. Our extensive distribution and service network covers 27 provinces in China, including most economically developed regions and cities.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company's future financial and operating results, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure's limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

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For more information about CNinsure Inc., please visit http://ir.cninsure.net/.

Contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 6122-2731

Email: qiusr@cninsure.net